Exhibit 21

SUBSIDIARIES OF BRINK’S HOME SECURITY HOLDINGS, INC.

AS OF DECEMBER 31, 2009

Company	Jurisdiction of Incorporation
Broadview Security, Inc.	Delaware
Broadview Security Canada Limited	Canada
7142374 Canada Inc.	Canada